Exhibit 99.2

Nano Dimension European Headquarters Inaugurated by Government Minister, in Munich, Germany

New HQ at Center of German and European Manufacturing to Drive Commercial Success and Material R&D Progress

Waltham, Mass., March 16, 2023 (GLOBE NEWSWIRE) --  Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced that it has inaugurated its new European headquarters in Munich, Germany to further its commercial and research and development (“R&D”) efforts.

Munich was chosen given its prominence as a technology and manufacturing hub for Germany and the European region. Nano Dimension will be able to provide unmatched service and responsiveness to the many current and potential customers in proximity to the headquarters. The Company also expects to make great strides in Advanced Material R&D, thanks to the leading research institutions, materials companies, and strong industrial and technology workforce that exist specifically in Munich and the State of Bavaria.

To match the significance of the event, the State of Bavaria’s Minister of Economic Affairs, Herr Hubert Aiwanger, was the Company’s guest of Honor. Minister Aiwanger commented, “The combination of 3D printing and electronics manufacturing fits perfectly with Bavaria's high-tech agenda. In particular, in the area of microelectronics, Bavaria aims to strengthen its position. This technology even allows for the production and competence in the field of microelectronics to be partly brought back to Bavaria.”

Ziki Peled, President of Nano Dimension EMEA, added, “Germany has long been a strategic focus for Nano Dimension. The concentration of our commercial and R&D relationships is hard to beat. We are happy to cement our work in the country and region by establishing our new headquarters in Munich in the State of Bavaria. This city and region are at the forefront of two aspects that define Nano Dimension – technology and manufacturing. We look forward to being even closer to the people we work with already and hope to work more with in the future.”

This newest development complements the Company’s strong presence in the United States, the United Kingdom, Switzerland, Netherlands, Australia and Israel.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential benefits from the Munich headquarters. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com